                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                               DIGENE CORPORATION
                            -------------------------
                            (Name of Subject Company)

                               DIGENE CORPORATION
                       -----------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   253752 10 9
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                              CHARLES M. FLEISCHMAN
         PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                                1201 CLOPPER ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 944-7000
                -----------------------------------------------
                (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

                                 WITH COPIES TO:

MORRIS CHESTON, JR., ESQ.                       JONATHAN M. MOULTON, ESQ.
BALLARD SPAHR ANDREWS & INGERSOLL, LLP          TESTA, HURWITZ & THIBEAULT, LLP
1735 MARKET STREET, 51ST FLOOR                  125 HIGH STREET
PHILADELPHIA, PENNSYLVANIA 19103                BOSTON, MASSACHUSETTS 02110
215-665-8500                                    617-248-7000



   [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                             Contact:
                             Charles M. Fleischman
                             President
                             Digene Corporation
                             (301) 944-7000
                             www.digene.com

FOR IMMEDIATE RELEASE

                             Investor Relations:
                             Theresa Vogt/Lanie Fladell
                             Media: Greg Tiberend/Dan Budwick
                             Morgen-Walke Associates
                             (212) 850-5600

             DIGENE CORPORATION FILES HART-SCOTT-RODINO NOTIFICATION


GAITHERSBURG, MARYLAND, February 27, 2002 --- Digene Corporation (Nasdaq: DIGE) announced today that it has filed its Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the execution, on February 19, 2002, of a definitive agreement by Digene and Cytyc Corporation (Nasdaq: CYTC) pursuant to which Cytyc intends to acquire Digene in a stock and cash tender offer transaction. Unless earlier terminated or extended, the applicable waiting period under the Hart-Scott-Rodino Act will expire at midnight on Monday, March 25, 2002.

Digene Corporation (Nasdaq: DIGE), based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture(R) products in three areas: women's cancers and infectious diseases, blood viruses, and genomics and pharmaceutical research. Digene's primary focus is in women's cancers and infectious diseases where the Company's lead product is the only FDA approved test for human papillomavirus, or HPV, which studies show is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is approved in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. This test is not approved for use as a primary cervical cancer screen in the U.S. The Company's product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses. Please visit our website at: www.digene.com. For more information on HPV testing, please visit: www.thehpvtest.com.

ADDITIONAL INFORMATION:

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT
CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc intends to file a Registration Statement on Form S-4 and Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission in connection with the transaction. Cytyc and Digene expect to mail a

Prospectus, which is part of the Registration Statement on Form S-4, the
Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from expectations. Although Digene believes that its expectations are based on reasonable assumptions within the bounds of Digene's knowledge of its business and operations, there can be no assurance that actual results will not differ materially from Digene's expectations. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, uncertainty of future profitability, uncertainty of market acceptance, risks inherent in international transactions, limited sales and marketing experience, dependence on third party reimbursement, competition, dependence on European distributors, extent of government regulations, uncertainty of clinical trial results, delay in or failure to obtain regulatory approvals, the uncertainty regarding patents and proprietary rights, and the inability to obtain requisite additional financing, as well as other factors discussed in the Company's Securities and Exchange Commission filings.